April 29, 2010

Mr. H.R. Hallock

Securities and Exchange Commission

Division of Investment Management

Office of Disclosure and Review

100 F Street NE

Washington, D.C. 20549-8625

Re:

Manor Investment Funds, Inc. (the “Company”)

File Number 811-09134

Dear Mr. Hallock:

As a follow-up to our telephone conversations, we will file an amended 485BPOS reflecting the changes that we discussed.

These changes include, but are not limited to, reorganizing the Summary Section to provide the information for each series fund in an individual section, adding information regarding initial purchase minimums, simplifying the tax information, adding disclosure regarding financial intermediary compensation, and expanding information in the section pertaining to management of the funds.

We trust that this filing has responded to all items discussed on our telephone call, but if there are any additional questions or comments please do not hesitate to contact me directly.

With regard to your comments and our response, we acknowledge that the Fund is responsible for the adequacy and accuracy of the disclosure in our filings, and that staff comments, or changes to disclosure in response to staff comments, in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing, and that the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Daniel A. Morris

President

Cc:

John Townsend

Sanville & Company

Cc:

Board of Directors

Manor Investment Funds, Inc.